UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated November 8, 2012.

Exhibit 99.1

Completion Of Acquisition Of Golar Grand

Golar LNG Partners LP (NASDAQ: GMLP) (the “Partnership”) announced today, further to its announcement on November 1, 2012, that it has completed its acquisition of interests in the companies that own and operate the LNG Carrier Golar Grand from Golar LNG Limited (“Golar LNG”) for a purchase price of $265 million.

In connection with this transaction the Partnership will assume a $90 million finance lease liability (net of restricted cash) in respect of the Golar Grand with the balance of the purchase price to be funded using the proceeds of its recent equity offering, which closed on November 7, 2012.

Hamilton, Bermuda

November 8, 2012

Investor relations enquiries:

Golar Management Limited - + 44 207 063 7900

Graham Robjohns

Stuart Buchanan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: November 8, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer